FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                          Chief Financial Officer
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-2-589-2840
                          George Barrett
                          President and CEO
                          Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                          Liraz Kalif / Kevin Mannix
                          Investor Relations
                          (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES STAY OF APPROVAL FOR GENERIC PRAVACHOL LIFTED

Jerusalem, Israel, April 20, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that further to its press release dated April 19, 2006, Teva filed a motion to reconsider the stay of approval of its Abbreviated New Drug Application (ANDA) to market its generic version of Bristol-Myers Squibb's Pravachol® (Pravastatin Sodium) Tablets, 10 mg, 20 mg and 40 mg, and the Court has granted that motion and vacated the stay of approval. The Court's denial of Apotex's motion for a temporary restraining order and preliminary injunction remains in place. Apotex has appealed those denials to the Court of Appeals for the District of Columbia and has asked that the Appellate Court enter a stay of approval of Teva's ANDA pending a decision on the appeal.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: April 20, 2006